UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release along with Material Change report dated May 10, 2010

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

4204 Industriel Blvd
Laval, Quebec,
Canada H7L 0E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|             Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|             No |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|             No |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|             No |_|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

May 10, 2010
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and
Corporate Secretary

PRESS RELEASE

Alimentation Couche-Tard announces a change
in senior management

ATD.A, ATD.B / TSX

Laval, May 10, 2010 — Alimentation Couche-Tard Inc. announces that Mr. Réal Plourde has decided to step down as Chief Operating Officer effective today. Mr. Plourde remains Executive Vice-President and a member of the Executive Committee. Mr. Brian Hannasch, currently Senior Vice-President, U.S. Operations and a close associate of Mr. Plourde, succeeds him as Chief Operating Officer.

Mr. Plourde’s contribution to the growth of Couche-Tard over the past 25 years has been exceptional. His leadership and deep knowledge of our industry has been a key factor in allowing the Company to attain its pre-eminent position in Canada and the U.S.

“I carefully weighed and prepared this change which meets two key objectives: I will be free to devote more time to personal ventures while continuing to actively contribute to the Company’s strategic direction”, declared Réal Plourde, Executive Vice-President and Chief Operating Officer.

“We are delighted that Mr. Plourde agreed to remain in an active capacity as a member of the Executive Committee. As a result, we can still tap into his tremendous experience and knowledge of the convenience industry”, said Alain Bouchard, President and CEO.

Mr. Bouchard also noted that Mr. Brian Hannasch’s new role underscores the Company’s dedication to promote talent within its own ranks when possible and to ensure a seamless transition as the Company continues to grow. Mr. Hannasch joined Couche-Tard in 2001 as part of the Bigfoot Food Stores acquisition. At that time, Mr. Hannasch held the position of Vice-President of Operations, Bigfoot. Since then, he has held a range of Vice-President and Senior Vice-President positions within the Company. These included acquisition, integration, and operations roles with oversight for Canadian and U.S. divisions. Regarded as a highly skilled manager, he built his reputation by focusing on flawless execution and delivering results. Previous to joining the Company, Mr. Hannasch spends 13 years with Amoco and BP in various downstream positions.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard currently operates a network of 5,883 convenience stores, 4,142 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 43 states and the District of Columbia, and three in Canada covering all ten provinces. More than 52,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source

Alain Bouchard, President and Chief Executive Officer
Réal Plourde, Executive Vice-President and Chief Operating Officer
Tel: (450) 662-3272

investor.relations@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Alimentation Couche-Tard Inc.
4204 Boul. Industriel
Laval (Québec) H7L 0E3

Item 2	Date of Material Change

May 10, 2010

Item 3	News Release

The material change was disclosed in a press release dated May 10, 2010 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4	Summary of Material Change

Alimentation Couche-Tard announces the nomination of a new Chief operating officer.

Item 5	Full Description of Material Change

Alimentation Couche-Tard Inc. announces that Mr. Réal Plourde has decided to step down as Chief Operating Officer effective today. Mr. Plourde remains Executive Vice-President and a member of the Executive Committee. Mr. Brian Hannasch, currently Senior Vice- President, U.S. Operations and a close associate of Mr. Plourde, succeeds him as Chief Operating Officer.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 8	Executive Officer

Any inquiry with respect to the transaction described herein should be made to:

Raymond Paré
Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to Sylvain Aubry, Senior Director, Legal Affairs and Corporate Secretary using the telephone number reproduced above.

Item 9	Date of Report

May 10, 2010

ALIMENTATION COUCHE-TARD INC.

Signed by: (s) Sylvain Aubry
Name: Sylvain Aubry
Title: Senior Director, Legal Affairs and
Corporate Secretary